EXHIBIT 23.1


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 26, 2007 (which report includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment) relating to the consolidated financial statements and consolidated financial statement schedule of Greatbatch, Inc. and our report dated February 26, 2007 relating to management's report on the effectiveness of internal control over financial reporting, both appearing in the Annual Report on Form 10-K for the year ended December 29, 2006 and to the reference to us under the heading "Experts" in such Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Buffalo, New York
April 27, 2007